CORRESP SEC Response 012609

January 26, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:  Mr. Amit Pande

Re:	Ameris Bancorp
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarterly Period Ended September 30, 2008
File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Mr. Amit Pande to the undersigned dated January 23, 2009.  For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s January 23, 2009 comment letter.

Form 10-Q for the Period Ended September 30, 2008 (the “Quarterly Report”)

Note 2, Investment Securities, page 8

1.
As requested by the Staff, in future filings, beginning with the Company’s 2008 Form 10-K, the Company will provide additional disclosures in its Management’s Discussion and Analysis regarding the following as they relate to the Company’s investment portfolio:

•	The specific nature and dollar amount of investments with credit risk that could potentially trigger charges related to other-than-temporary impairment;

•	Factors considered in determining that unrealized losses on corporate debt securities were not other-than-temporarily impaired;

•	The analysis and methodology used in annual and interim reviews to determine that there were no other-than-temporary impairments in the Company’s investment portfolio; and

•	The Company’s ability and intent to hold the investments until maturity or recovery of the temporary unrealized loss.

699420.2

Securities and Exchange Commisssion
January 26, 2009

* * *

Any comments or questions regarding the Company’s filings should be directed to the undersigned at telephone (229) 890-6383 or facsimile (229) 890-2235.

Sincerely,

/s/ Dennis J. Zember Jr.
Dennis J. Zember Jr.
Executive Vice President and Chief Financial Officer